# Corporate Rentals Inc
## Profit & Loss
**January through December 2020**

|  | Jan - Dec 20 |
|---|---|
| **Ordinary Income/Expense** | |
| **Income** | |
| Revenue Income | 79,136.02 |
| **Total Income** | 79,136.02 |
| **Cost of Goods Sold** | |
| Merchant Account Fees | 35,468.36 |
| **Total COGS** | 35,468.36 |
| **Gross Profit** | 43,667.66 |
| **Expense** | |
| Contractor Expense | 63,281.80 |
| Professional Fees | 125.00 |
| Tax Expense | 25.00 |
| Travel Expense | 2,009.65 |
| **Total Expense** | 65,441.45 |
| **Net Ordinary Income** | -21,773.79 |
| **Net Income** | **-21,773.79** |

1:13 AM
12/06/22
Accrual Basis

# Corporate Rentals Inc
## Balance Sheet
### As of December 31, 2020

| | Dec 31, 20 |
|---|---|
| **ASSETS** | |
| **Current Assets** | |
| **Checking/Savings** | |
| **Checking at Chase 8921** | 1,322.82 |
| **Total Checking/Savings** | 1,322.82 |
| **Total Current Assets** | 1,322.82 |
| **TOTAL ASSETS** | **1,322.82** |
| **LIABILITIES & EQUITY** | |
| **Liabilities** | |
| **Current Liabilities** | |
| **Credit Cards** | |
| **Capital One - 1708** | 19,112.58 |
| **Total Credit Cards** | 19,112.58 |
| **Total Current Liabilities** | 19,112.58 |
| **Total Liabilities** | 19,112.58 |
| **Equity** | |
| **Capital Stock** | 3,984.03 |
| **Net Income** | -21,773.79 |
| **Total Equity** | -17,789.76 |
| **TOTAL LIABILITIES & EQUITY** | **1,322.82** |

# Corporate Rentals Inc
## Statement of Cash Flows
### January through December 2020

|  | Jan - Dec 20 |
|---|---|
| **OPERATING ACTIVITIES** | |
| **Net Income** | -21,773.79 |
| **Adjustments to reconcile Net Income** | |
| **to net cash provided by operations:** | |
| **Capital One - 1708** | 19,112.58 |
| **Net cash provided by Operating Activities** | -2,661.21 |
| **FINANCING ACTIVITIES** | |
| **Capital Stock** | 3,984.03 |
| **Net cash provided by Financing Activities** | 3,984.03 |
| **Net cash increase for period** | 1,322.82 |
| **Cash at end of period** | **1,322.82** |